SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 30, 2001**

Genencor International, Inc.

(Exact name of registrant as specified in charter)

Delaware	**000-31167**	**16-1362385**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

925 Page Mill Road, Palo Alto, California	**94304**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(650) 846-7500**

(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure

In April 2000, the Company entered into a Restricted Stock Purchase Agreement and Pledge Agreement with each of its executive officers who exercised options to purchase shares. The Board of Directors authorized the Company to accept promissory notes in payment for exercise of these options. The first installment under the promissory note is due January 27, 2002. On November 30, 2001, the Board of Directors authorized the Company to repurchase a limited number of these shares at market in consideration for the first installment and any taxes due as a result of the repurchase. The repurchased shares were returned to the Company's treasury and were not sold in the market. Each executive officer filed a Form 4 reflecting this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENCOR INTERNATIONAL, INC.

Dated: December 18, 2001

By: /s/ Stuart L. Melton
Stuart L. Melton
Senior Vice President